SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                        ICY SPLASH FOOD & BEVERAGE, INC.
                                (NAME OF ISSUER)

                         COMMON SHARES $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   451048 102
                                 (CUSIP NUMBER)

                                  Joseph Aslan
                        Icy Splash Food & Beverage, Inc.
                               535 Wortman Avenue
                            Brooklyn, New York 11208
                                 (718) 272-2765
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                              Neil M. Kaufman, Esq.
                          Davidoff Malito & Hutcher LLP
                        200 Garden City Plaza, Suite 315
                           Garden City, New York 11530
                            Telephone: (516) 248-6400
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 10, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

----------------------                                --------------------------
CUSIP No.   451048 102                                    Page 1 of 10 Pages
----------------------                                --------------------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                 --------------------------
CUSIP No.  451048 102                                    Page 2 of 10 Pages
---------------------                                 --------------------------

                                  SCHEDULE 13D

1   NAME OF REPORTING PERSON
    Joseph Aslan
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF         7      SOLE VOTING POWER
SHARES                    10,179,361 (1)
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY          8      SHARED VOTING POWER
REPORTING                     200,000 (2)
PERSON         -----------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER
                         10,179,361 (1)
--------------------------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                             200,000 (2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                10,179,361 (1) (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (1)
       (See Instructions)                              [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                57.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

(1) Joseph Aslan disclaims beneficial ownership of 200,000 shares of Common Stock of the Company held by his wife.
(2) Joseph Aslan received these shares for no consideration from Sy Aslan with whom joint beneficial ownership may be deemed to be held.

-----------------------                                ------------------------
CUSIP No.    451048 102                                   Page 3 of 10 Pages
-----------------------                                ------------------------

                                  SCHEDULE 13D

1   NAME OF REPORTING PERSON
     UMT Services Corp.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)         [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------------
NUMBER OF          7        SOLE VOTING POWER
SHARES                               0
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY           8        SHARED VOTING POWER
REPORTING                      200,000
PERSON         -----------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER
                                     0
--------------------------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                              200,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                200,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                              [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.01%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            CO
--------------------------------------------------------------------------------

         This amendment No. 2 (this "Amendment") amends the Schedule 13D filed on April 13, 2005, relating to a February 8, 2002 transaction, as amended by Amendment No. 1 thereto (date of event: April 5, 2005) (the "Schedule 13D"), on behalf of Joseph Aslan (the "Reporting Person"), relating to the common stock, par value $0.001 per share (the "Common Stock") of Icy Splash Food & Beverage, Inc. (the "Company"). The Reporting Person is the sole stockholder of UMT Services Corp., a New York corporation (together with the Reporting Person, the "Reporting Persons").

ITEM 1.     SECURITY AND COMPANY.

            No change.

ITEM 2.     IDENTITY AND BACKGROUND.

            No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             No change.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and restated in its entirety to read as follows:

            On April 30, 2005, the Company purchased 2,000,000 shares of Common Stock in exchange for $72,620 in the aggregate, or approximately $.036 per share, from one of its stockholders, who received such shares in September of 2002 from "Aslanco" Inc., a wholly owned company of the Reporting Person, in exchange for a loan forgiveness in the amount of $72,620. Following this transaction, on May 10, 2005, the Company cancelled these 2,000,000 shares, reducing its number of Common Stock issued and outstanding to 17,898,509. As a result, the percentage of Common Stock the Reporting Person beneficially owns changed from 52.16% to 57.9% of the Company's Common Stock.

            On August 18, 2004, Joseph Aslan, Sy Aslan, Shlomo Aslan,
Yifat Aslan, and the Company entered into an oral agreement, as disclosed on the Company's Form 10-QSB filed on November 22, 2004, pursuant to which the Company issued an aggregate of 9,000,000 shares of Common Stock to such persons. 5,000,000 of these shares were issued to Joseph Aslan; 2,000,000 of these shares were issued to Sy Aslan; 1,300,000 of these shares were issued to Yifat Aslan; and 700,000 of these shares were issued to Shlomo Aslan. Yifat is Joseph's daughter, and Joseph, Sy and Shlomo are brothers. Joseph Aslan's shares were issued in consideration for the Company's receipt of payments from Joseph Aslan to $300,000. The price per share was approximately 75% of the market price per share at the time of issuance.


            On April 5, 2005, the Company entered into a rescission and stock purchase agreement with Joseph Aslan, Shlomo Aslan, Sy Aslan and Yifat Aslan. Pursuant to the terms of the rescission and stock purchase agreement, the Company cancelled the 9,000,000 shares issued to Joseph Aslan, Shlomo Aslan, Sy Aslan and Yifat Aslan and in consideration for contributions by these persons in an aggregate amount of $540,000 through January 7, 2005, the Company issued

5,400,000 shares in the aggregate to Sy Aslan, Joseph Aslan, Shlomo Aslan and Yifat Aslan in the aggregate. 3,000,000 shares were issued to Joseph Aslan, 1,200,000 shares were issued to Sy Aslan, 780,000 shares were issued to Yifat Aslan, and 420,000 shares were issued to Shlomo Aslan. The Company issued Joseph Aslan his shares in consideration of the $300,000 that he had paid to or on behalf of the Company as of January 7, 2005. These shares were issued at the then current market price of $0.10 per share.

            On December 2, 2004, in connection with the Company's review of various alternatives to increase its liquidity, the Company entered into a stock agreement with Sy Aslan, one of the Company's directors, Joseph Aslan, a director, President and Chief Executive Officer of the Company, Yifat Aslan, the Company's Chief Operating Officer, pursuant to which the Company issued an aggregate of 13,300,000 shares of Common Stock to such persons. 6,000,000 of these shares were issued to Sy Aslan; 6,000,000 of these shares were issued to Joseph Aslan; and 1,300,000 of these shares were issued to Yifat Aslan. These shares were issued to Joseph Aslan in consideration for his payment to or on behalf of the Company of $200,751 and his commitment to fund an additional $250,249 in the future on an as-needed basis. The price per share was approximately 75% of the market price per share at the time of issuance based on the aggregate amount of consideration to be paid.

            On March 31, 2005, the Company entered into a rescission and stock purchase agreement with Joseph Aslan, Sy Aslan and Yifat Aslan. Pursuant to the terms of the rescission and stock purchase agreement, the Company cancelled the 13,300,000 shares issued to Joseph Aslan, Sy Aslan and Yifat Aslan and in consideration for contributions by these persons in an aggregate amount of $444,999, the Company issued 3,423,009 shares to Sy Aslan, Joseph Aslan and Yifat Aslan in the aggregate. 1,544,211 shares were issued to Joseph Aslan; 1,544,211 shares were issued to Sy Aslan; and 334,587 shares were issued to Yifat Aslan. These shares were issued at the then current market price of $0.13 per share.

            On September 6, 2002, the Company issued 2,000,000 shares of Common Stock to "Aslanco" Inc., a New York corporation wholly owned by the Reporting Person, at the then current market price of $0.14 per share for services rendered to the Company. On September 6, 2002, "Aslanco" Inc. transferred these 2,000,000 shares to a third party in exchange for the cancellation of a loan owed by Aslanco, Inc. in the amount of $72,620.00.

            On August 9, 2002, Joseph Aslan and Sy Aslan entered into an oral agreement, pursuant to which Sy Aslan transferred 200,000 shares of Common Stock to "Aslanco" Inc., which subsequently transferred the shares to UMT Services Corp. for no consideration, in connection with which Joseph and Sy Aslan may be deemed to hold joint beneficial ownership of such shares of Common Stock.

            On March 12, 2002, the Company issued 1,020,000 shares of Common Stock in the aggregate to Joseph Aslan and certain other parties for services rendered to the Company. In this connection, the Company issued 300,000 shares of Common Stock to Joseph Aslan.

            In connection with certain transactions described in this Item 4, the Reporting Persons may be deemed to be a part of a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. Except as otherwise stated, none of the Reporting Persons have any dispositive or voting power with respect to the shares of Common stock owned by any other person and each disclaims, unless otherwise stated to the contrary, any beneficial ownership therein.

         The Reporting Persons, in their capacities as holders of shares of Common Stock, have no present plan or proposal that relate to or would result in
(i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material change in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws or other actions that may impede the acquisition of control of the Company by any person, (v) any change that would result in the Company's Common Stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (vi) any similar action. Based upon a review of various factors deemed relevant, the Reporting Persons, as holders of Shares of Common Stock and not in their capacities as an officer or director of the Company, may formulate plans or proposals relating to the foregoing matters in the future.

         The Reporting Persons, in their capacities as holders of shares of Common Stock, intend to vote their shares of Common Stock, as holders of Common Stock and not in their capacities as an officer or director of the Company, as they deem appropriate from time to time. Although the Reporting Persons have no contract or agreement to purchase or sell shares of Common Stock from or to any person, they may purchase shares from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as she shall determine. Whether the Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests. The Reporting Person intends to review continuously such factors with respect to her ownership of shares of Common Stock.

         In determining from time to time whether to sell or distribute their shares of Common Stock (and in what amounts) or to retain such shares, the Reporting Person will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of her holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)   Aggregate number of shares of Common Stock beneficially owned:
               10,379,361 (1) Percentage: 57.9%
         (b)   1. Sole power to vote or to direct vote: 10,179,361
               2. Shared power to vote or to direct vote: 200,000(2)
               3. Sole power to dispose or to direct the disposition: 10,179,361

               4. Shared power to dispose or to direct the disposition:
                         200,000(2)
         (c) Other than as reported in Item 4 above, there were no transactions by Sy Aslan during the past sixty (60) days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
         (e)   Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No change.


     (1) The Reporting Person disclaims beneficial ownership of 200,000 Shares of Common Stock held by his wife.
     (2) Joseph Aslan received these shares for no consideration from Sy Aslan, which whom joint beneficial ownership may be deemed to be held.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 13, 2005

                                                   /s/ Joseph Aslan
                                                --------------------------------
                                                Joseph Aslan



                                                UMT SERVICES CORP.

                                                By:   /s/ Joseph Aslan
                                                   -----------------------------
                                                   Joseph Aslan
                                                   President



                                                "ASLANCO" INC.


                                                By:  /s/ Jospeh Aslan
                                                   -----------------------------
                                                   Joseph Aslan
                                                   President

                                   SCHEDULE I

          LIST OF EXECUTIVE OFFICER AND DIRECTOR OF UMT SERVICES CORP.

-------------------------------- ------------------------   ---------------------------------
 Executive Officer and Director      Business Address             Principal Occupation
-------------------------------- ------------------------   ---------------------------------
        Joseph Aslan             535 Wortman Avenue         Mr. Aslan is a director and the
                                 Brooklyn, New York 11208   president and chief executive
                                                            officer of Icy Splash Food &
                                                            Beverage Inc.


                                                            Mr. Aslan is the sole stockholder,
                                                            director and president of
                                                            UMT Services Corp.
-------------------------------- ------------------------   ---------------------------------

                                   SCHEDULE II

            LIST OF EXECUTIVE OFFICER AND DIRECTOR OF "ASLANCO" INC.

-------------------------------- ------------------------   ---------------------------------
 Executive Officer and Director      Business Address             Principal Occupation
-------------------------------- ------------------------   ---------------------------------
           Joseph Aslan          535 Wortman Avenue         Mr. Aslan is a director and the
                                 Brooklyn, New York 11208   president and chief executive
                                                            officer of Icy Splash Food &
                                                            Beverage Inc.


                                                            Mr. Aslan is the sole stockholder,
                                                            director and president of
                                                            "Aslanco" Inc.
-------------------------------- ------------------------   ---------------------------------